UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

DECIBEL THERAPEUTICS, INC.
(Name of Subject Company)

SYMPHONY ACQUISITION SUB, INC.

(Offeror)

REGENERON PHARMACEUTICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

24343R106
(CUSIP Number of Class of Securities)

Joseph J. LaRosa, Esq.
Regeneron Pharmaceuticals, Inc.
Executive Vice President, General Counsel and Secretary
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

(914) 847-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Andrew R. Brownstein, Esq.

Victor Goldfeld, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Symphony Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), with the U.S. Securities and Exchange Commission on August 25, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Decibel Therapeutics, Inc., a Delaware corporation (“Decibel”), in exchange for (i) $4.00 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes, plus (ii) one non-tradeable contractual contingent value right per Share (each, a “CVR”) representing the right of the holder to potentially receive contingent payments of up to an aggregate of $3.50 per CVR payable in cash, without interest and subject to reduction for any applicable withholding taxes, upon the achievement of certain clinical development and regulatory milestones for Decibel’s lead investigational product candidate, DB-OTO, within specified time periods and in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Regeneron and Decibel, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 25, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11

The information set forth in the Offer to Purchase under “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing in its entirety the subsection titled “Securityholder Litigation,” which was added to page 68 of the Offer to Purchase by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on September 8, 2023, to read as follows:

“Securityholder Litigation. On August 28, 2023, Shoshana Minzer, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Minzer v. Decibel Therapeutics, Inc., et al., 1:23-cv-07626 (S.D.N.Y.) (the “Minzer Complaint”). On August 29, 2023, Catherine Coffman, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Coffman v. Decibel Therapeutics, Inc., et al., 1:23-cv-07668 (S.D.N.Y.) (the “Coffman Complaint”). Also on August 29, 2023, Ryan O’Dell, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Decibel Therapeutics, Inc., et al., 1:23-cv-07672 (S.D.N.Y.) (the “O’Dell Complaint”). On August 30, 2023, John Clark, a purported stockholder of Decibel, filed a complaint in the United States District Court for the District of Delaware, captioned Clark v. Decibel Therapeutics, Inc., et al., 1:23-cv-00946 (D. Del.) (the “Clark Complaint”). On September 1, 2023, Elaine Wang, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Wang v. Decibel Therapeutics, Inc., et al., 1:23-cv-07816 (S.D.N.Y.) (the “Wang Complaint”). On September 6, 2023, Lisa Vorel, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Vorel v. Decibel Therapeutics, Inc., et al., 1:23-cv-07899 (S.D.N.Y.) (the “Vorel Complaint” and, collectively with the Minzer Complaint, the Coffman Complaint, the O’Dell Complaint, the Clark Complaint, and the Wang Complaint, the “Complaints”).

The Complaints name as defendants Decibel and each member of the Decibel Board of Directors. The Complaints allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by Decibel on August 25, 2023. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) rescission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses.

Decibel has also received correspondence from law firms claiming to represent purported stockholders, demanding that additional disclosures be provided and in some cases threatening litigation if additional disclosures are not made. Purchaser cannot predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of any related litigation. If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, Purchaser will not necessarily disclose them.

Decibel believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the Complaints and the Demands, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Decibel voluntarily made certain supplemental disclosures related to the proposed Transactions, all of which are set forth in Decibel’s Amendment No. 2 to its Solicitation/Recommendation Statement on Schedule 14D-9, filed by Decibel on September 12, 2023.”

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)	Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Decibel Therapeutics, Inc.
1325 Boylston Street, Suite 500

Boston, MA 02215

(617) 370-8701

(b)-(c)     Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)      Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Regeneron and Purchaser”)

SCHEDULE I — Information Relating to Regeneron and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Decibel”)

(b)           Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Decibel”)

THE TENDER OFFER —Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Decibel”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)	Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Decibel”)

(c) (1)-(7)          Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Decibel”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Decibel”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Decibel”)

(b)	Conditions. The Offer is not subject to a financing condition.

(d)	Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Decibel”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Regeneron and Purchaser”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Decibel”)

SCHEDULE I — Information Relating to Regeneron and Purchaser

(b)	Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)           Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Decibel”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a)	Financial Information. Not Applicable.

(b)	Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a)            Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Decibel”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Decibel”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)           Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated August 25, 2023.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement as published in The New York Times on August 25, 2023

(a)(1)(F)*	Joint Press Release issued by Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. on August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Regeneron Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on August 9, 2023).

(a)(1)(G)*	Social Media Posts from August 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Regeneron Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on August 9, 2023).

(d)(1)*	Agreement and Plan of Merger, dated as of August 8, 2023, by and among Decibel Therapeutics, Inc., Regeneron Pharmaceuticals, Inc., and Symphony Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Decibel Therapeutics, Inc. with the U.S. Securities and Exchange Commission on August 9, 2023).

(d)(2)*	Form of Tender and Support Agreement, dated as of August 8, 2023, by and among Regeneron Pharmaceuticals, Inc., Symphony Acquisition Sub, Inc. and certain Stockholders of Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Decibel Therapeutics, Inc. with the U.S. Securities and Exchange Commission on August 9, 2023).

(d)(3)*	Form of Contingent Value Rights Agreement, by and among Regeneron Pharmaceuticals, Inc., Symphony Acquisition Sub, Inc., and a rights agent mutually agreeable to Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Decibel Therapeutics, Inc. with the U.S. Securities and Exchange Commission on August 9, 2023).

(d)(4)*	License and Collaboration Agreement, dated as of November 15, 2017, as amended, by and between Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1, File No. 333-252347, filed by Decibel Therapeutics, Inc. on January 22, 2021).

(d)(5)*	Second Amendment, dated February 6, 2023, to the License and Collaboration Agreement, dated as of November 15, 2017, as amended, by and between Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K, File No. 001-40030, filed by Decibel Therapeutics, Inc. on March 14, 2023).

(d)(6)*	Series B Preferred Stock Agreement, dated as of November 15, 2017, by and between Decibel Therapeutics, Inc. and Regeneron Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Regeneron Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on August 18, 2023).

(d)(7)*	Confidentiality Agreement, dated as of June 30, 2023, between Decibel Therapeutics, Inc. and Regeneron Pharmaceuticals, Inc.

(d)(8)*	Exclusivity Agreement, dated as of June 30, 2023, by and between Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc.

(g)	None.

(h)	None.

107*	Filing fee table

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2023

SYMPHONY ACQUISITION SUB, INC.

By:	/s/ Nouhad Husseini
Name:	Nouhad Husseini
Title:	Managing Director

REGENERON PHARMACEUTICALS, INC.

By:	/s/ Joseph J. Larosa
Name:	Joseph J. LaRosa
Title:	Executive Vice President, General Counsel and Secretary